SECURITIES AND EXCHANGE COMMISSION

 Washington, D. C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of

31 May 2004

CRYSTAL GRAPHITE CORPORATION

#1750-999 West Hastings Street, Vancouver, BC V6C 2W2, Canada

[indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F.]

Form 20-F

X

  Form 40-F

[indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

 Yes

 X

No

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTAL GRAPHITE CORPORATION

(Registrant)

“Lana Bea Turner”

Date:  31 May, 2004

by:______________________________________________

(Lana Bea Turner, Secretary)*

*Print the name and title of the signing officer under his signature.

B.C. FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: X Schedule A
Schedules B & C
ISSUER DETAILS: Name of Issuer: Issuer Address: Issuer Fax No.:	Crystal Graphite Corporation #1750 - 999 West Hastings St., Vancouver, B.C. V6C 2W2
	(604)	682-4886
Issuer Telephone No.:	(604)	681-3060
Contact Name: Contact Position: Contact Telephone Number:	Gordon Sales Director
(604) 681-3060
Contact Email Address: Web Site Address: For Quarter Ended:	cgc@crystalgraphite.com www.crystalgraphite.com
2004/05/31
Date of Report:	2004/07/29

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

“Gordon Sales”	Gordon Sales	2004/07/30
“Geoffrey Caine”	Geoffrey Caine	2004/07/30

CRYSTAL GRAPHITE
CORPORATION

(An Exploration Stage Company)
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
31 MAY 2004
Unaudited - See Notice to Reader

AVISAR
Chartered Accountants

NOTICE TO READER

We have compiled the interim consolidated balance sheet of Crystal Graphite Corporation as at 31 May 2004 and the interim consolidated statements of shareholders’ equity, operations and cash flows for the nine months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

“Avisar, Chartered Accountants”

Langley, B.C.

AVISAR

29 July 2004

CHARTERED ACCOUNTANTS

Crystal Graphite Corporation

Statement 1

(An Exploration Stage Company)

Interim Consolidated Balance Sheet

Canadian Funds

Unaudited - See Notice to Reader

	31 May	31 August
ASSETS	2004	2003
Current
Cash and term deposits	$661,710	$16,091
GST recoverable	19,168	19,257
Accounts receivable and advances	155,314	-
Due from related parties (Note 10a)	322,100	-
Interest reserve (Note 12)	559,623	-
Inventory	434,602	-
Prepaid expenses and deposits	29,456	19,126
	2,181,973	54,474
Investments (Note 5)	3,263	3,263
Mineral Property Costs - Schedule (Note 6)	20,448,465	7,008,834
Capital Assets (Note 7)	1,336,950	1,243,556
Reclamation Bonds	414,500	390,000
	$24,385,151	$8,700,127

LIABILITIES
Current
Cheques issued in excess of funds on deposit	$-	$34,974
Accounts payable and accrued liabilities	300,223	569,822
Loan payable (Note 12)	4,000,000	-
Current portion of long-term debt	9,000	-
	4,309,223	604,796
Convertible Debentures (Note 8)	-	68,333
Long-term Debt (Note 13)	12,494	-
Due to Related Party (Note 10a)	37,609	-
Continued Operations (Note 1)
Commitments (Note 11)

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 9)	31,771,789	18,415,632
Contributed Surplus - Statement 2 (Note 9)	991,395	245,900
Deficit - Statement 2	(12,737,359)	(10,634,534)
	20,025,825	8,026,998
	$24,385,151	$8,700,127
ON BEHALF OF THE BOARD: "Gordon Sales" , Director
“Geoffrey Caine” , Director

- See Accompanying Notes -

Crystal Graphite Corporation

Statement 2

(An Exploration Stage Company)

Interim Consolidated Statement of Shareholders' Equity

Canadian Funds

Unaudited - See Notice to Reader

	Common Shares		Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total

Balance - 31 August 2003	24,344,718	$18,415,632	$245,900	$(10,634,534)	$8,026,998

Issuance of shares for:
Acquisition of Canada Pumice Corporation	15,345,000	11,355,300	-	-	11,355,300
Commitment fees on financing	2,000,000	1,245,500	-	-	1,245,500
Conversion of debentures	251,062	69,543	-	-	69,543
Exercise of options	1,250,000	344,646	-	-	344,646
Finders fee on acquisition	155,000	114,700	-	-	114,700
Loan arrangements	85,000	16,260	-	-	16,260
Private placements	780,045	211,392	-	-	211,392
Settlement of debt	75,000	20,325	-	-	20,325
Shares returned to treasury	(57,144)	(21,509)	-	-	(21,509)
Stock compensation equity	-	-	745,495	-	745,495
Loss for the period - Statement 3	-	-	-	(2,102,825)	(2,102,825)
Balance - 31 May 2004	44,228,681	$31,771,789	$991,395	$(12,737,359)	$20,025,825

- See Accompanying Notes -

Crystal Graphite Corporation

Statement 3

(An Exploration Stage Company)

Interim Consolidated Statement of Operations

Canadian Funds

Unaudited - See Notice to Reader

	For the Three Months Ended 31 May		For the Nine Months Ended 31 May
	2004	2003	2004	2003

Sales	$92,654	$-	$92,654	$-

Cost of Sales	59,533	-	59,533	-

Gross Margin	33,121	-	33,121	-

Expenses
Advertising and promotion	1,227	54	4,522	2,344
Amortization	5,038	1,507	8,950	4,624
Automobile	3,357	720	9,529	2,160
Consulting	10,727	6,225	11,365	14,142
General and administrative	32,893	15,438	74,124	47,974
Legal and accounting	41,684	26,228	100,328	78,561
Listing and filing	1,225	333	12,385	654
Marketing	46,227	22,220	158,756	90,582
Occupancy costs	26,633	14,014	63,850	50,483
Shareholders' information and investor relations	39,813	86,180	116,704	125,001
Transfer agent	6,154	1,383	35,062	4,877
Travel	9,844	22,431	44,248	58,766
Wages, benefits and subcontractors	918,766	55,259	1,125,534	225,971

	1,143,588	251,992	1,765,357	706,139

Loss Before the Following	(1,110,467)	(251,992)	(1,732,236)	(706,139)

Other Income (Expenses)
Financing fees	(33,561)	(62,250)	(195,321)	(62,250)
Interest and bank charges, net	(64)	(4,057)	(11,596)	115
Interest on convertible debentures	(377)	(4,005)	(18,010)	(13,672)
Interest on loan payable	(70,207)	-	(134,660)	-
Loss on foreign exchange	(4,876)	(11,400)	(11,002)	(11,400)
Other	-	-	-	2,258

Loss for the Period	$(1,219,552)	$(333,704)	$(2,102,825)	$(791,088)

Loss per Share - Basic and Diluted	$(0.04)	$(0.01)	$(0.07)	$(0.03)

Crystal Graphite Corporation

Statement 4

(An Exploration Stage Company)

Interim Consolidated Statement of Cash Flows

Canadian Funds

Unaudited - See Notice to Reader

	For the Three Months Ended 31 May		For the Nine Months Ended 31 May
Cash Resources Provided By (Used In)	2004	2003	2004	2003

Operating Activities
Loss for the period	$(1,219,552)	$(333,704)	$(2,102,825)	$(791,088)
Item not affecting cash
Accrued interest on debenture, net	377	-	11,368	-
Amortization	5,038	1,507	8,950	4,624
Financing fees paid in shares	-	-	151,760	-
Stock compensation expense	738,086	5,333	745,495	5,333
Changes in non-cash working capital	(1,012,447)	58,370	(1,404,054)	563,905

	(1,488,498)	(268,494)	(2,589,306)	(217,226)

Investing Activities
Mineral property costs	(537,225)	(235,314)	(859,631)	(610,801)
Item not affecting cash
Amortization	39,421	45,731	114,787	146,247
	(497,804)	(189,583)	(744,844)	(464,554)
Purchase of capital assets	(122,728)	(1,699)	(217,131)	(6,652)
Purchase of reclamation deposit	(24,500)	-	(24,500)	-

	(645,032)	(191,282)	(986,475)	(471,206)

Financing Activities
Proceeds from loan payable	3,000,000	-	4,000,000	-
Proceeds from convertible debentures	-	405,000	-	483,333
Convertible debentures repaid	-	-	(36,667)	-
Long-term debt	21,494	-	21,494	-
Advances to related parties, net	(284,491)	-	(284,491)	-
Share capital issued for cash	59,925	148,250	556,038	148,250

	2,796,928	553,250	4,256,374	631,583

Net Increase (Decrease) Cash	663,398	93,474	680,593	(56,849)

Cash position - Beginning of period	(1,688)	20,859	(18,883)	171,182

Cash Position - End of period	$661,710	$114,333	$661,710	$114,333

Cash Consists of:
Cash and term deposits	$661,710	$114,333	$661,710	$114,333

Supplemental Schedule of Non-Cash Consideration
Shares issued for acquisition of CPC	$12,580,000	$-	$12,580,000	$-
Shares issued for convertible debentures	$5,377	$-	$48,034	$-
Shares issued for settlement of debt	$-	$-	$20,325	$-
Shares issued for financing fees	$-	$-	$151,760	$-
Stock compensation	$738,086	$5,333	$745,495	$5,333

- See Accompanying Notes -

Crystal Graphite Corporation

Schedule

(An Exploration Stage Company)

Interim Consolidated Schedule of Mineral Property Costs

Canadian Funds

Unaudited - See Notice to Reader

	For the Three Months Ended 31 May		For the Nine Months Ended 31 May
	2004	2003	2004	2003

Direct - Mineral
Black Crystal Property, Nelson, B.C.
Deferred exploration costs
Amortization	$39,421	$45,731	$114,787	$146,247
B.C. Mineral Exploration Tax Credit	-	20,587	-	13,584
Bulk sampling recovery	(368)	-	(368)	(10,532)
Crushing, screening and grinding	-	2,514	1,357	29,208
Environmental engineering	1,281	-	4,525	1,963
Field and general	6,530	43,072	81,697	113,382
Freight	301	732	2,616	2,639
Geology and geological engineering	-	-	-	460
Health and safety	879	1,681	1,441	2,577
Laboratory and assay	30	6,741	30	11,509
Mine administration	1,195	1,537	2,203	3,445
Repairs and maintenance	6,601	15,024	61,046	77,305
Telecommunications	1,179	867	6,753	3,759
Transportation and hauling	1,018	-	6,830	43,904
Travel, meals and accommodation	5,022	4,268	18,810	17,918
Wages, benefits and subcontractors	34,867	92,560	118,635	153,433

	97,956	235,314	420,362	610,801
Nazko Cone, Quesnel, B.C.
Acquisition costs	13,019,269	-	13,019,269	-

Costs for the Period	13,117,225	235,314	13,439,631	610,801

Balance - Beginning of period	7,331,240	6,634,338	7,008,834	6,258,851

Balance - End of Period	$20,448,465	$6,869,652	$20,448,465	$6,869,652

- See Accompanying Notes -

Crystal Graphite Corporation (An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

31 May 2004 Canadian Funds

Unaudited - See Notice to Reader

1.

Continued Operations

These interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assum es that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt on the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years, is currently unable to self-finance operations, and has a working capital deficiency of $2,127,250 and a deficit of $12,737,359.

The Company is planning to meet its current obligations by raising funds via private placements, and/ or securing debt financing. The Company's continued existence is dependent upon its ability to obtain additional financing and continued support of its debtors and/or achieve profitable operations.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events that raise doubts about the validity of the going concern assumption used in preparing these financial statements.

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

2.

Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements, except as follows below. These interim financial statements should be read in conjunction with the audited financial statements as at

31 August 2003.

a)

Basis of Consolidation

These interim consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiaries as follows:

   Canada Pumice Corporation (“CPC”), which was acquired by the Company on 28 April 2004 (See Note 4) and CPC’s wholly-owned inactive subsidiaries, Volcanic & Industrial Minerals Inc. and Cariboo Lava Corp. Results of operation are included from the date of acquisition.

These investments have been accounted for using the purchase method.

b)

Inventory

Inventory, consisting primarily of lava rock processed to various stages, is stated at the lower of cost and net realizable value.

c)

Revenue Recognition

Revenue from quarrying operations is recognized at the time the lava rock is sold.

Crystal Graphite Corporation (An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

31 May 2004 Canadian Funds

Unaudited - See Notice to Reader

2.

Significant Accounting Policies - Continued

d)

Stock-Based Compensation - Change in Accounting Policy

As encouraged by CICA Handbook Section 3870 the Company has enacted prospectively early adoption of the fair value based method of accounting for awards to employees for the current fiscal quarter beginning 1 March 2004.

The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. In prior periods, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

3.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and term deposits, GST recoverable, accounts receivable and advances, amounts due from/to related parties, interest reserve, accounts payable, loan payable and long-term debt. Currency fluctuations may affect the cash flow that the Company may realize from its operations, since graphite is sold in the world market denominated in U.S. dollars, while the Company's costs are incurred in Canadian and U.S. currencies. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4.

Acquisition of Subsidiary

On April 28, 2004 the Company purchased a British Columbia company named Canada Pumice Corporation (“CPC”), and its two inactive subsidiaries, Volcanic & Industrial Minerals Inc. and Cariboo Lava Corporation. CPC is now a wholly owned subsidiary of the Company by the acquisition of 100% of the issued and outstanding shares of CPC in exchange for 15,345,000 shares of the Company.

The purchase method of accounting has been applied with the shares issued as consideration being recorded at the fair value of the net assets of CPC that being $11,355,300.

All legal, accounting and financing fees relating to the acquisition have been added to the cost of the purchase.

A finder’s fee of 155,000 common shares was paid to an unrelated party on this acquisition. At the date of the acquisition, the Consolidated Balance Sheet of CPC was as follows:

Crystal Graphite Corporation (An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

31 May 2004 Canadian Funds

Unaudited - See Notice to Reader

4.

Acquisition of Subsidiary - Continued

ASSETS
Cash	4,745
Accounts receivable	135,316
Inventory	434,602
Term deposit	24,500
599,163
Mineral property costs	11,601,083
Capital assets, at net book value	115,742
12,315,988
LIABILITIES
Bank overdraft	368,173
Accounts payable and accrued liabilities	78,963
Current portion of long-term debt	13,446
460,582
Long-term debt	13,278
Due to related party	183
Due to shareholder	486,645
960,688

NET ASSETS ACQUIRED	11,355,300

5.

Investment

Details are as follows:

	31 May	31 August
	2004	2003
137,500 (2002 - 137,500) common shares of USCO (i)	$3,262	$3,262
100,000 (2002 - 100,000) common shares of ALCO (ii)	1	1
	$3,263	$3,263

i)

By letter agreement dated 4 April 2002, the Company accepted 137,500 shares for debt totalling $88,285 due from an unrelated U.S. public company (“USCO”). The shares have been written down to fair market value.

Crystal Graphite Corporation (An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

31 May 2004 Canadian Funds

Unaudited - See Notice to Reader

5.

Investment - Continued

ii)

During the 2001 fiscal year, the Company purchased 100,000 common shares of a private Alberta company (“ALCO”) for $400,000, representing a 6.53% interest in ALCO. ALCO, which is involved in the oil and gas sector and is negotiating an interest in certain properties located in the Yukon Territory, has an agreement with a First Nations group. Although certain lands for the project have been identified with the First Nations group, the total exact lands which would be claimed by the First Nations group is uncertain. In addition, the Company may renegotiate its working interest into a royalty interest. Consequently, final details are subject to negotiations with the First Nations group and the Federal government.

During the fiscal year ended 31 August 2002, management wrote down this investment to a nominal value for accounting purposes due to the uncertainty of further land claim settlements and the Company’s ultimate realization of future returns on the investment.

6.

Mineral Property Costs

a)

Details are as follows:

	31 May	31 August
	2004	2003
Black Crystal Property, Nelson, B.C.
Acquisition costs	$618,927	$618,927
Exploration costs	6,810,269	6,389,907
	7,429,196	7,008,834
Nazko Cone, Quesnel, B.C.
Acquisition costs	13,019,269	-
	$20,448,465	$7,008,834

b)

Black Crystal

The Company has a 100% interest in certain mineral claims known as the Black Crystal property, located in the Slocan Mining Division in British Columbia.

The property is subject to a 20% gross profit royalty for a period of 10 years ending 25 August 2010 to a maximum of $1,700,000. The royalty is defined as 20% of the gross receipts from sales received from the product of the property less direct operating costs.

c)

Nazko Cone

The Company owns certain mineral rights and tenures within properties known as the Klara claims comprising approximately 3,000 acres (48 units) including and surrounding an extinct volcano referred to as the Nazko Cone, located in the proximity of Quesnel, British Columbia. In conjunction with these claims, the Company holds two 30 year, renewable mine leases with a quarry permit for the life of the quarry, which at current licensing, allows it to extract up to 100,000 metric tons of volcanic aggregate per year from the Nazko Cone deposit.

Crystal Graphite Corporation (An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

31 May 2004 Canadian Funds

Unaudited - See Notice to Reader

7.

Capital Assets

Capital assets are recorded at cost. Details are as follows:

	Cost	Accumulated Amortization	31 May 2004 Net Book Value	31 August 2003 Net Book Value
Beneficiation Plant	$1,410,352	$683,885	$726,467	$726,467
Machinery and equipment	1,522,610	1,164,924	357,686	326,157
Buildings	199,286	127,752	71,534	80,815
Technical instruments	157,292	98,536	58,756	68,289
Office furniture	66,551	43,229	23,322	17,196
Computer hardware	48,611	27,767	20,844	13,913
Vehicles	225,859	150,488	75,371	10,507
Computer software	14,897	11,927	2,970	212
	$3,645,458	$2,308,508	$1,336,950	$1,243,556

8.

Convertible Debentures

a)

In December 2002, the Company completed a convertible debenture private placement of 350,000 debenture units at a price of $0.50 per unit for total proceeds of $175,000. The debenture bore interest after 1 April 2003 at a rate of 1% per month.

Of this private placement, 100,000 units were subscribed for by related parties.

During the period, the Company issued 35,000 bonus shares to certain debenture holders for loan arrangements with the Company at a price of $0.271 per share. 10,000 shares were issued to an officer and a relative of a director.

During the period, the Company paid out $16,667 plus interest to certain debenture holders and issued 236,776 units to the remaining holders. One unit was issued for each $0.271 of outstanding debenture. Each unit consists of one share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company at a purchase price of US$0.25 for a two-year period expiring 20 October 2005. 79,950 shares were issued to an officer and a relative of a director.

b)

In March 2003, the Company completed a private placement of convertible debentures for total proceeds of $415,000. The debentures bore interest at 8% per annum.

During August 2003, the Company repaid $68,500 plus accrued interest of this debenture in cash. The balance of $346,500 plus imputed interest of $26,100 was converted into 990,004 common shares.

Financing fees in the amount of $62,250 were paid to unrelated parties in connection with this convertible debenture private placement during the prior fiscal year.

During the period, 57,144 common shares were returned to the Company in exchange for the original principal amount of $20,000 plus accrued interest.

Crystal Graphite Corporation (An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

31 May 2004 Canadian Funds

Unaudited - See Notice to Reader

9.

Share Capital

a)

Private Placement

During the period, the Company issued 780,045 units to two directors and a relative of a director by private placement for gross proceeds of $211,392. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company at a purchase price of US$0.25 for a two -year period expiring 20 October 2005.

b)

Shares for Debt

During the period, the Company issued 75,000 units in settlement of certain trade payables in the amount of $20,325. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company at a purchase price of US$0.25 for a two-year period expiring 20 October 2005.

c)

Bonus Shares

During the period, the Company issued 50,000 bonus shares to a third party for arranging loans for the Company at a price of US$0.10.

d)

Share Purchase Options and Warrants

As at 31 May 2004, the following share purchase options were outstanding:

	Shares	Exercise Price		Expiry Date
Options	25,000		$0.68	18 March 2006
	25,000		$0.81	23 May 2006
	50,000		$1.08	13 August 2006
	570,000		$0.68	29 October 2006
	545,000		$0.68	29 October 2006
	205,000	US	$0.20	18 September 2004
	1,475,000	US	$0.20	18 September 2008
	2,000,000		$0.74	28 April 2009
	4,895,000

As at 31 May 2004, the following share purchase warrants were outstanding:

	Shares	Exercise Price		Expiry Date
Warrants	1,091,821	US	$0.25	30 September 2005

Crystal Graphite Corporation (An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

31 May 2004 Canadian Funds

Unaudited - See Notice to Reader

9.

Share Capital - Continued

e)

Stock - Based Compensation

During the period and prior to 29 February 2004, the Company granted 2,880,000 share–purchase stock options to directors, officers, employees and a consultant. Of the options granted, 2,575,000 options were granted to directors, officers and employees and are exercisable at a price of US$0.20 per share for a 5 year period expiring 18 September 2008. The remaining 305,000 options were granted to a consultant and are exercisable at a price of US$0.20 per share for a 1 year period expiring 18 September 2004.

The fair value of each option grant is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	2.95%
Expected dividend yield	Nil
Expected stock price volatility	72%
Expected life of options	1 year

For non-employees, the current period stock option grant results in a compensation expense of $7,409 which has been recorded in marketing fees for the period ended 31 May 2004. The offsetting entry is to contributed surplus.

The estimated fair value of the 2,575,000 stock options granted to directors and employees prior to 29 February 2004 was $269,816 on the grant date. The pro-forma impact on net loss and loss per share is as follows:

Net Loss
As Reported	$2,102,825
Pro forma	$2,372,641

Loss Per Share
As Reported	$0.07
Pro forma	$0.08

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option -Pricing model with the following weighted average assumptions:

Risk-free interest rate	3.67%
Expected dividend yield	Nil
Expected stock price volatility	72%
Expected life of options	5 years

The weighted average grant -date fair value of options granted was $0.10 per option.

Crystal Graphite Corporation (An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

31 May 2004 Canadian Funds

Unaudited - See Notice to Reader

9.

Share Capital - Continued

During the current quarter, the Company granted 2,000,000 share-purchase stock options to the former principal of CPC as part of the management agreement (Note 11d). The options granted are exercisable at a price of $0.74 per share for a 5-year period expiring 28 April 2009.

The fair value of each option grant is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	3.81%
Expected dividend yield	Nil
Expected stock price volatility	131%
Expected life of options	1 year

The current period stock option grant results in a compensation expense of $738,086, which has been recorded in wages and benefits for the period ended 31 May 2004. The offsetting entry is to contributed surplus.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

10.

Related Party Transactions

Except as disclosed elsewhere in these financial statements, related party transactions are as follows:

a)

As at 31 May 2004, amounts due from (to) related parties consist of:

	31 May	31 August
	2004	2003
Amount due from a director – non-interest bearing, unsecured and due on demand.	$15,000	$-
Loan to director – non-interest bearing, secured by 355,500 shares of the Company held in escrow, due on demand after 1 October 2005.	263,000	-
Amount due from a company with a director in common – non-interest bearing, unsecured and due on demand.	44,100	-
	$322,100	$-
Amount due to a director – non-interest bearing, unsecured and due on demand.	$(37,609)	$-

b)

During the period, fees for marketing services in the amount of $38,951 (2003 - $80,443) were paid to a company controlled by a director of the Company.

c)

During the period, management wages of $218,940 (2003 - $224,940) were paid or accrued to directors and officers.

Crystal Graphite Corporation (An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

31 May 2004 Canadian Funds

Unaudited - See Notice to Reader

10.

Related Party Transactions - Continued

d)

During the period, wages of $90,000 (2003 - $nil) were paid or accrued to an officer of the Company for corporate development.

e)

During the period, interest of $ 5,000 (2003 - $nil) was paid or accrued to an officer, and a relative of a director.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11.

Commitments

a)

The Company has a lease for premises expiring 13 November 2004. Minimum basic rent is as follows:

Amount
2004	$10,887
2005	10,887
$21,774

In addition to the basic rent, the Company is responsible for its proportionate share of property taxes and operating costs.

b)

The Company has lease agreements for office equipment and a vehicle with terms ranging up to 40 months. Minimum basic charges are as follows:

Amount
2004	$7,626
2005	27,312
2006	24,121
2007	21,843
2008	16,576
2009	7,206
$104,683

c)

By agreement dated 30 April 2004, the Company entered into a ten-year Ground and Equipment Lease with a company controlled by a director and officer. The annual minimum basic rent payments are $82,500 triple net, payable in equal monthly installments of $6,875. This agreement is renewable for three additional terms of ten years with mutual consent on the same terms and conditions as the original term, except for the amount of annual basic rent payable.

In addition to the basic rent, the Company is responsible for its proportionate share of property taxes and operating costs.

Crystal Graphite Corporation (An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

31 May 2004 Canadian Funds

Unaudited - See Notice to Reader

11.

Commitments - Continued

d)

By agreement dated 28 April 2004, the Company entered into a five-year Management Agreement with a director and officer of the Company. Compensation is a base fee of $15,000 per month plus incentive fees as determined by the board. The Company is also required to obtain disability and life insurance as outlined in the agreement. This agreement will renew automatically for subsequent two -year periods on the same terms and conditions as the original term. The Company may terminate the agreement at the end of a term with 90 days notice. Commencing on the first anniversary of this agreement, if the agreement is terminated, there shall be a termination fee equal to the sum of:

-

extension of any outstanding stock options for a period of one year after termination

-

the greater of:

i.

the aggregate remaining base fee for the unexpired remainder of the Term; or

ii.

Six months of base fee plus one month of base fee for each year, or portion thereof served.

12.

Loan Payable

By a loan agreement dated 25 September 2003, the Company secured financing in the form of a demand debenture for an amount of $1,000,000 from an unrelated party, who subsequently became a director of the Company, of which $150,000 has been set up as an interest reserve to service the monthly interest instalments. The debenture bears interest at a rate of 15% per annum, compounded monthly, and was repayable on 26 September 2004. The Company paid a non-refundable application fee of $10,000 and issued 500,000 common shares of the Company to the lender as a non-refundable commitment and funding fee.

By a loan agreement dated 7 May 2004, the Company secured additional financing in the form of a demand debenture by cancelling the first debenture for a new debenture in the amount of $4,000,000, of which $600,000 has been set up as an interest reserve to service the monthly interest instalments. The debenture bears interest at a rate of 15% per annum, compounded monthly, and is repayable on 7 May 2005. The Company paid a non-refundable application fee of $20,000 and issued 1,500,000 common shares of the Company to the lender as a non-refundable commitment and funding fee for the new debenture, which has been added to the cost of the acquisition of CPC. The Company also paid a three month interest penalty of $37,500 as a result of the early redemption of the first debenture, which has also been added to the cost of the acquisition of CPC. The new debenture provides for a first registered charge on the land and a general first floating charge on all other assets of the Company.

The Company may elect to extend the term of the loan for a further twelve months if the loan is in good standing. The Company can pay off the loan prior to the due date, in whole or part, subject to a three-month interest penalty.

13.

Long-term Debt

The Company has an automobile loan, payable at $876 per month including interest; secured by specific automobile equipment.

B.C. FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: Schedule A
X Schedules B & C
ISSUER DETAILS: Name of Issuer: Issuer Address: Issuer Fax No.:	Crystal Graphite Corporation #1750 - 999 West Hastings St., Vancouver, B.C. V6C 2W2
	(604)	682-4886
Issuer Telephone No.:	(604)	681-3060
Contact Name: Contact Position: Contact Telephone Number:	Gordon Sales Director
(604) 681-3060
Contact Email Address: Web Site Address: For Quarter Ended:	cgc@crystalgraphite.com www.crystalgraphite.com
2004/05/31
Date of Report:	2004/07/29

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

“Gordon Sales”	Gordon Sales	2004/07/30
“Geoffrey Caine”	Geoffrey Caine	2004/07/30

SCHEDULE B

1. ANALYSIS OF EXPENSES AND DEFERRED COSTS

See interim consolidated financial statements for details.

2. RELATED PARTY TRANSACTIONS

See interim consolidated financial statements for details.

3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD a) Securities issued:

See interim consolidated financial statements for details. b) Options granted:

See interim consolidated financial statements for details.

4. SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD a) Authorized share capital:

Number	Class of Shares
250,000,000	Common

b) Shares issued and outstanding:

Number	Amount
44,228,681	$ 31,771,789

c) Options, warrants and convertible securities outstanding:
See interim consolidated financial statements for details.

d) Shares subject to escrow or pooling agreements.
 None

5. NAMES OF DIRECTORS AND OFFICERS AS AT THE DATE THIS REPORT IS SIGNED AND FILED

Gordon Sales	- President, CEO and Director		Richard Ivy	- Director
Brian Wear	- Vice President, COO	and	Alexander Cox	- Director
Director
Geoffrey Caine	- Director		Bernie Zacharias	- Chief Financial Officer
Edward Nunn	- Vice President Operations		Lana Turner	- Corporate Secretary
John Geisler	- Vice President Corporate
Development

MANAGEMENT DISCUSSION AND ANALYSIS

Crystal Graphite Corporation Nine Months Ended May 31, 2004

Description of Business

Crystal Graphite Corporation (the “Company”) is an industrial mineral exploration and development company based in Vancouver, British Columbia, Canada. The Company is focusing on the exploration, production and sale from its two operations:

  Flake Graphite from its Black Crystal Graphite property located 45 minutes from Nelson, British Columbia in the West Kootenays. The Company’s processing plant produces high purity graphite primarily for the fuel cell bi-polar plate market.

  Various Pumice products from its Nazko Cone property located in the proximity of Quesnel, British Columbia in the Cariboo. The Company is currently supplying a number of major landscape and construction projects in British Columbia and Alberta with its LavascapeTM and TephraliteTM products. The Company’s subsidiary has been providing its unique products to the horticulture, agriculture, construction, landscape trades, and concrete block industry for 13 years.

The Company is listed on the NASD OTC Bulletin Board in the United States, symbol CYTGF, and on the CNQ in Canada, symbol CYTG. The Company is a reporting issuer in British Columbia and Alberta.

Black Crystal Graphite Project

The Black Crystal Graphite Project consists of a quarry operation and a beneficiation plant. The beneficiation plant has the potential to process up to 75,000 tonnes of graphite-bearing feed material for a year-round continuous operation. The quarry is a seasonal operation that can operate from June to November stockpiling excavated graphitic material for plant feed. The Company received a Mining Permit for the Black Crystal Project from the provincial government on July 4, 2002. Through staged production based on market demand, the plant is planned for a long-term capacity of 250,000 tonnes per year of plant feed.

The Company has commenced production of high purity flake graphite of 98.5% fixed carbon. Shipments are being processed on a continuous basis to fuel cell bi-polar plate manufacturers. The Company is very active in introducing its high purity product to a number of users with a high rate of success.

Acquisition of Canada Pumice Corporation

On April 28, 2004 the Company finalized and closed the acquisition of Canada Pumice Corporation (“CPC”), initially announced as under negotiation by release of March 8, 2004. CPC is now a wholly owned subsidiary of the Company by the acquisition of 100% of the issued shares of CPC from Mr. Brian Wear in exchange for 15,345,000 shares of the Company. Mr. Brian Wear has been appointed to the Board of Directors and has been appointed Senior Vice President and Chief Operating Officer of the Company. Brian Wear has entered into a five-year management and option agreement with the Company to act as COO of the Company. Gordon Sales remains President and Chairman of the Company. Gordon Sales has been appointed to the boards of CPC and its operating subsidiaries. Brian Wear remains the President of Canada Pumice Corporation and its two subsidiaries, Volcanic & Industrial Minerals Inc. and Cariboo Lava Corporation. The committed debt financing of $4,000,000, arranged by a member of the Company’s board, for operating requirements and capital expansion was obtained 7 May 2004 (see Liquidity and Capital Resources below).

With CPC’s distribution agreements and professional marketing team in place it is well poised to address a significant market share in landscape and construction industries in Canada and the USA. CPC has also made inroads and contacts for its products in Europe and the Pacific Rim. From CPC’s company owned rail siding and bulk loading facility in Quesnel, it has easy access to the Port of Prince Rupert and the Port of

Vancouver. CPC has experience in shipping bulk by rail to its customer base. Through its distributor and its network of warehousing throughout Canada, CPC is presently shipping custom bagged product to its distribution centers in BC, Alberta, Saskatchewan, Manitoba and Ontario where they are then forwarded to retail and industrial outlets.

Results of Operations

Please refer to the Company’s Statement of Loss included in the interim financial statements for the nine months ended May 31, 2004 for a complete breakdown of the Company’s activities during the past quarter. Following is a summary of the highlights during the nine-month period.

The Company incurred a loss of $2,102,825 for the nine months ended May 31, 2004 compared with a loss of $791,088 for the comparative period ended May 31, 2003, which represents an increase of $1,311,737 over the prior period. The loss for the period consists of an operating loss of $1,732,236 and other items such as financing fees relating to the convertible debentures and loan payable of $195,321, interest on debentures of $18,010 (which includes $12,500 of accrued interest recorded on the conversion into 236,776 shares and a reversal of $1,509 of accrued interest on the return of shares exchanged for cash), interest on loan payable of $134,660, net interest and bank charges of $11,596 and a loss on foreign exchange of $11,002. The operating loss is made up of wages, benefits and payments to contractors of $1,125,534 (which includes stock-based compensation expense in the amount of $738,086 booked for stock options granted to the former principal of Canada Pumice Corporation), marketing costs of $158,756 (which includes stock-based compensation expense in the amount of $7,409 booked for stock options granted to consultants), shareholder information and investor relations of $116,704, travel of $44,248, general and administrative of $74,124, occupancy costs of $63,850, legal fees, audit and accounting fees of $100,328, transfer agent fees of $35,062 and various other smaller expenses all under $12,000 each.

The increase in the loss of $1,311,737 over the prior year nine month period is mainly attributable to an increase in operating costs of approximately $1,000,000 and a net increase in expenses of other items in the amount of approximately $285,000. The key operating expense items that increased over the prior year quarter were an increase in marketing of $60,765 plus the stock compensation expense of $7,409, increase in legal fees, audit and accounting fees of $21,767, increase in wages, benefits and subcontractors of $161,477 plus the stock compensation expense of $738,086, increase in transfer agent fees of $30,185, increase in general and administrative of $26,150 and increase in listing and filing fees of $11,731. The increase of these key items was offset by decreases over the prior year quarter in shareholder information and investor relations of $8,297 and travel of $14,518. Product marketing is currently the main focus of the company as management is searching for potential pu rchasers of graphite as well as pumice products and therefore reflects a large increase in cost. Listing and filing fees were up significantly due to the company applying for and being listed on the Canadian Trading and Quotation System Inc (“CNQ”). Legal fees were higher due to the various financing that occurred in the period as well as applying for the listing on the CNQ. Wages have increased due to the adding of two new full time staff person. Transfer agent, shareholder information and investor relations all increased due to the issuance of shares and the process of acquiring financing. The financing fees relate directly to the loan payable and convertible debenture funds received during the period.

Results of Deferred Exploration Expenditures

Please refer to the Company’s Schedule of Mineral Property Costs included in the interim financial statements for the nine months ended May 31, 2004 for a complete breakdown of the Company’s mineral exploration activities during the past quarter. Following is a summary of the highlights during the nine-month period.

The Company incurred expenditures on its Black Crystal Graphite Project of $420,362 for the nine months ended May 31, 2004 compared with $610,801 for the comparative period ended May 31, 2003, which represents a decrease of $190,439 over the prior year quarter. The deferred exploration costs consisted of amortization expense of $114,787, wages, benefits and subcontractors of $118,635, field and general of

$81,697, repairs and maintenance of $61,046, travel, meals and accommodation of $18,810 and various other smaller expenditures all under $10,000 each.

The decrease in expenditures of $190,439 over the prior period is mainly attributable to the fact that the Company has changed its focus over last year and due to the shortage of funding. The current period activities consisted of testing and experimental work on the beneficiation plant and equipment as well as testing of the laboratory and graphite quality processes.

Liquidity and Capital Resources

During the period, the cash position increased by $680,593 resulting in a cash balance of $661,710 at May 31, 2004 compared with a negative balance of $18,883 at August 31, 2003.

The Company used $2,589,306 for operating activities during the period compared with $217,226 in the prior year quarter. The major increase is due to the higher level of expenses incurred in the period combined with the payment of large accounts payable balances.

The Company used $986,475 for investing activities during the period compared with $471,206 in the prior year quarter. After adjusting for amortization expense, the Company incurred $744,844 on mineral property costs compared with $464,554 in the prior year quarter. As mentioned in the Results of Deferred Exploration Expenditures section, the Company focused on testing and refinement of the plant processes in the current period whereas the prior year was spent making major modifications to the plant, bulk sampling and preparing technical reports. The Company spent $217,131 on capital asset purchases (of which, $115,742 came from the acquisition of CPC) during the period compared with $6,652 in the prior year quarter.

The cash resources provided by financing activities during the period were $4,256,374 compared with $631,583 in the prior year quarter. The bulk of this financing came as a result of debt financing obtained as part of the CPC acquisition.

By a loan agreement dated 25 September 2003, the Company secured financing in the form of a demand debenture for an amount of $1,000,000 from an unrelated party, who subsequently became a director of the Company, of which $150,000 has been set up as an interest reserve to service the monthly interest instalments. The debenture bears interest at a rate of 15% per annum, compounded monthly, and was repayable on 26 September 2004. The Company paid a non-refundable application fee of $10,000 and issued 500,000 common shares of the Company to the lender as a non-refundable commitment and funding fee.

By a loan agreement dated 7 May 2004, the Company secured additional financing in the form of a demand debenture by cancelling the first debenture for a new debenture in the amount of $4,000,000, of which $600,000 has been set up as an interest reserve to service the m onthly interest instalments. The debenture bears interest at a rate of 15% per annum, compounded monthly, and is repayable on 7 May 2005. The Company paid a non-refundable application fee of $20,000 and issued 1,500,000 common shares of the Company to the lender as a non-refundable commitment and funding fee for the new debenture, which has been added to the cost of the acquisition of CPC. The Company also paid a three-month interest penalty of $37,500 as a result of the early redemption of the first debenture, which has also been added to the cost of the acquisition of CPC. The new debenture provides for a first registered charge on the land and a general first floating charge on all other assets of the Company.

The Company may elect to extend the term of the loan for a further twelve months if the loan is in good standing. The Company can pay off the loan prior to the due date, in whole or part, subject to a three-month interest penalty.

During the period, the company issued 780,045 units to two directors and a relative of a director by private placement for gross proceeds of $211,392. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the company at a purchase price of US$0.25 for a two-year period expiring 20 October 2005.

During the period, the company paid out $16,667 plus interest to certain debenture holders and issued 236,776 units to the remaining holders. One unit was issued for each $0.271 of outstanding debenture. Each unit consists of one share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the company at a purchase price of US$0.25 for a two-year period expiring 20 October 2005. 79,950 shares were issued to an officer and a relative of a director.

During the period, 57,144 common shares originally issued to certain debenture holders were returned to the company in exchange for the original principal amount of $20,000 plus accrued interest.

At May 31, 2004, the Company had a working capital deficiency of $2,127,250. In the short term, the Company will rely on external debenture financing and private placement equity financing to fund its cash requirements.

Capital Outlook

To reduce capital risk, CGC has implemented a phase development approach for eventual expansion to 250,000 tonnes of plant feed per year.

The Company is planning an equity financing for approximately US$2 million to assure sufficient capital for the planned expansion and to operate through the market development period and beyond the break-even point, which is estimated at 12 months from start of Phase II expansion. The planned expansion includes a major addition to the beneficiation plant for increased capacity for acid leaching, drying, screening and additional product storage purposes which is budgeted for CDN$778,000.

The Company is aggressively pursuing financing. Operation has been minimized until adequate financing is obtained.

Related Party Transa ctions

As at 31 May 2004, amounts due from (to) related parties consist of:

	31 May	31 August
	2004	2003
Amount due from a director – non-interest bearing, unsecured and due on demand.	$15,000	$-
Loan to director – non-interest bearing, secured by 355,500 shares of the Company held in escrow, due on demand after 1 October 2005.	263,000	-
Amount due from a company with a director in common – non-interest bearing, unsecured and due on demand.	44,100	-
	$322,100	$-
Amount due to a director – non-interest bearing, unsecured and due on demand.	$(37,609)	$-

During the period, fees for marketing services in the amount of $38,951 (2003 - $80,443) were paid to a company controlled by a director of the Company.

During the period, management wages of $218,940 (2003 - $224,940) were paid or accrued to directors and officers.

During the period, wages of $90,000 (2003 - $nil) were paid or accrued to an officer of the Company for corporate development.

During the period, interest of $ 5,000 (2003 - $nil) was paid or accrued to an officer, and a relative of a director.

On-going Operations

During the third Quarter, Crystal Graphite continued to be active in Phase One Capital Expansion of its Koch Creek Flake Graphite Processing Plant, quarrying and transporting graphitic material, research and development, and evaluating other industrial mineral deposits.

The $100,000 Phase One Capital Expansion was successfully completed at the end of January 2004. This expansion included substantial improvement to the settlement and water re-cycle system, which reduces fine quartz contamination into the medium to fine size graphite products. The hydrochloric acid leach system had its capacity doubled along with a more efficient loading and discharge system. The graphite drying system proved successful with the addition of a squeeze roller on the vacuum belt, an experimental rotary pre-dryer and a modification to the CGC designed vertical hearth dryer. A multi-deck screen was purchased and installed in a screening and bagging room built with the existing plant. The Phase One results are as planned with fuel cell type grade being between –50 mesh and +150 mesh at 98.5% graphitic carbon, and bone dry producing at a rate of 0.75 tonnes per 10 hour shift. The Phase Two Capital Expansion, which involves approximately $0.75 million dollars, is planned to occur when the fuel cell type grade market requires the appropriate tonnages. This expansion has been designed but still requires detailed engineering.

To increase processing plant feed material, during the First Quarter, an additional 1300 tonnes of graphitic sands was excavated at the Hoder Creek Black Crystal Deposit and transported to the CGC stockpile area adjacent to the processing plant. There are approximately 10,000 tonnes of material in inventory at the end of the Second Quarter. The graphite deposit adjacent to the plant was also stripped of overburden; CGC has a permit to extract 10,000 tonnes from this exposure. CGC also has 75 tonnes of product bagged or in super-sacs waiting for final processing.

Research and Development continued at the CGC laboratory and processing plant with emphasis on re–cycling waste heat from the dryers for increasing hydrochloric acid leach time from eight to two hours. CGC presenting is trying to determine how to increase graphitic carbon content of the fines from 96 to 98%.

Evaluation of Chinese graphite from Yi Cheng and DaTong was completed with Yi Cheng not being satisfactory for high technology use. Datong graphite, from a one tonne sample, was processed in the plant with success. The graphite, which was 93.8%, was upgraded easily to 97.5% and appeared to be undamaged once processed. Five DaTong personnel were on site during the testing to witness that CGC had the technology to process the graphite from their deposit. This resulted in further discussions of CGC developing business arrangements of operating the DaTong Graphite Mine.

CGC’s Black Crystal Operations won a Certificate of Achievement Safety Award from the Provincial Government for not having any accidents for over 15,000 man-hours. This award was presented by Pat Bell, Ministry of State for Mining.

Marketing

CGC continues working with TDM (Mr. Chuck Tanzola) promoting CGC’s graphite for use in the production of bi-polar plates with a number of companies in the fuel cell and automobile battery industry.

The joint work between CGC and TDM is going well with the UK based customer on the redox battery system. New plates designed by TDM, utilizing CGC graphite were produced during the last quarter and were installed in a new test stack. Evaluation proved successful and new plates are now on order for additional stacks.

Work has continued with several US companies that produce fuel cell components for the automotive industry as well as static residential and industrial uses. These companies continue to test the compounds that are made with the CGC graphite, striving to achieve optimum efficiencies.

Because of the sensitivity and confidentiality of the industry and companies we are currently working with it is necessary to continue to discuss them without revealing their names.

As stated in our last report CGC has been working with an outside contractor to work on other grades of graphite, specifically for the friction and battery business. The approval process is a long one, but once approved we hope to see additional opportunities with reasonable quantities and returns for CGC.

Commitments

The Company entered into the two following commitments during the quarter as part of the acquisition of Canada Pumice Corporation:

a)

By agreement dated 30 April 2004, the Company entered into a ten-year Ground and Equipment Lease with a company controlled by a director and officer. The annual minimum basic rent payments are $82,500 triple net, payable in equal monthly installments of $6,875. This agreement is renewable for three additional terms of ten years with mutual consent on the same terms and conditions as the original term, except for the amount of annual basic rent payable.

In addition to the basic rent, the Company is responsible for its proportionate share of property taxes and operating costs.

b)

By agreement dated 28 April 2004, the Company entered into a five-year Management Agreement with a director and officer of the Company. Compensation is a base fee of $15,000 per month plus incentive fees as determined by the board. The Company is also required to obtain disability and life insurance as outlined in the agreement. This agreement will renew automatically for subsequent two-year periods on the same terms and conditions as the original term. The Company may terminate the agreement at the end of a term with 90 days notice. Commencing on the first anniversary of this agreement, if the agreement is terminated, there shall be a termination fee equal to the sum of:

-

extension of any outstanding stock options for a period of one year after termination

-

the greater of:

i.

the aggregate remaining base fee for the unexpired remainder of the Term; or

ii.

Six months of base fee plus one month of base fee for each year, or portion thereof served.

During the current quarter as part of the management agreement, the Company granted 2,000,000 share-purchase stock options to the former principal of CPC. The options granted are exercisable at a price of $0.74 per share for a 5-year period expiring 28 April 2009. These options were qualified by filing an S-8 registration with the SEC.

On July 19th, 2004 these 2,000,000 options were exercised by “net exercise” that being other Company stock returned to treasury.

Subsequent Event

Subsequent to the period end, the Company received its Technical Report titled “Volcanic Deposits at the Klara Claims: Evaluation of Reserves” prepared by P. Machibroda Engineering Ltd. (PMEL), Qualified Person Ray Machibroda, P. Eng., M. Sc., which includes resource assessment and reserves for CPC, the deposit area known as the Nazko Cone. P. Machibroda Engineering Ltd. was engaged by CGC to provide due diligence and verification for National Instrument 43-101 filing to the BCSC for the Nazko Cone Project. The resource and reserves comply to the Canadian Institute of Mining and Metallurgy definitions and requirements. The resource assessment and reserves were initially prepared by PMEL during 1998 using the definitions of National Policy 2A and now have been reformatted and updated to 10 June 2004 for NI 43-101 requirements. The Nazko Cone deposit reserves and resources have been divided into proven, probable, and inferred status as given below:

Mineral Resource Summary

Total Resource & Reserves (tonnes)

Category	Tephra	Tuff Breccia & Basalts	Total
Proven	2,942,000	26,323,000	29,265,000
Probable	557,000	8,341,000	8,898,000
Total Proven & Probable Reserve	3,499,000	34,664,000	38,163,000
Inferred Resource	1,400,000	5,411,000	6,811,000

CPC is quarrying the Nazko Cone volcanic rock, which is located 100 kilometres west of Quesnel BC, and shipping the product to various markets with 42 tonne capacity Super B-train trucks. The quarry facility is operating at maximum capacity with the present equipment.

Risks and Uncertainties

Crystal Graphite Corporation has developed high purity graphite that is primarily targeted to the high technology sector such as bi-polar plate manufacturing for the fuel cell industry. While all indicators are that this will be a significant industry, CGC has no control over when the graphite requirements will have reasonable growth.

Crystal Graphite has limited financial resources and no assurances sufficient funding will be available to conduct further development and marketing of its product.

Currency fluctuations may affect the cash flow that the company may realize from its operations, since graphite is sold in the world market denominat ed in U.S. dollars. The company's costs are incurred in Canadian and U.S. currencies. Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.